Exhibit 99.5

IM CANNABIS CORP.
CERTIFICATE

Reference is made to the annual general and special meeting of holders of common shares of IM Cannabis Corp. (the “Company”) to be held on October 20, 2022 (the “Meeting”).

I, Oren Shuster, Chief Executive Officer of the Company, hereby certify on behalf of the Company and not in my personal capacity that:

(a)
the Company has made arrangements to have the proxy-related materials relating to the Meeting sent in compliance with the applicable timing requirements in sections 2.9 and 2.12 of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101") to all registered and beneficial shareholders of the Company as of September 2, 2022.

(b)	the Company has made arrangements to carry out all of the requirements of NI 54-101 in addition to those described in the preceding paragraph (a); and

(c)	the Company is relying on section 2.20 of NI 54-101 to abridge the time periods prescribed in sections 2.2(1) and 2.5(1) of NI 54-101.

DATED as of September 22, 2022.

IM CANNABIS CORP. Per: “Oren Shuster” Oren Shuster Chief Executive Officer